                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K/A
                                (Amendment No. 1)
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                                      BUCKLE 401(k) PLAN

                  B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                       THE BUCKLE, INC.
                                    2407 WEST 24TH STREET
                                        P.O. BOX 1480
                                KEARNEY, NEBRASKA 68848-1480



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          BUCKLE 401(k) PLAN

Date:  December 7, 2004                   By:  /s/   GREG ANDERSON
       ---------------------                 -----------------------------------
                                             Wells Fargo Bank, N.A., Trustee
                                             By Greg Anderson
                                             Vice President and Trust Officer

                              REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Income Security Act of 1974) and are included herein as listed in the table of contents below.


TABLE OF CONTENTS

         (a)      Financial Statements                                     Pages

         Report of Independent Registered Public Accounting Firm             1

         Statements of Net Assets Available for Benefits
           January 31, 2004 and 2003                                         2

         Statements of Changes in Net Assets Available for Benefits
           for the Years Ended January 31, 2004 and 2003                     3

         Notes to Financial Statements                                      4-7

         (b)      Supplemental Schedule

         Form 5500 Schedule H Part IV Line 4(i) -
           Schedule of Assets Held for Investment Purposes at
           End of Year                                                       8

         (c)      Exhibits

         Exhibit A - Consent of Independent Registered Public
           Accounting Firm                                                   9

         Exhibits 31.1 and 31.2                                            10-11



Explanatory Note:

This Form 11-K/A amends and restates the Annual Report on Form 11-K filed on July 30, 2004, to include the signature of the trustee of the plan. Management's
Section 906 certifications as well as the consent of the independent registered public accounting firm are currently dated in Form 11-K/A. There were no other changes to the previously filed financial statements of the Buckle 401(k) Plan as of and for the years ended January 31, 2004 and 2003.

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (the "Plan") as of January 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 28, 2004

BUCKLE 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                    2004                2003
                                                 -----------        -----------
ASSETS:

  Cash and cash equivalents                      $         -        $    18,528
                                                 -----------        -----------

  Investments (Note D)                            22,488,665         16,516,219
                                                 -----------        -----------

  Receivables:
    Employees' contributions                          58,994                  -
    Employer's contribution                          566,758            595,237
                                                 -----------        -----------
           Total receivables                         625,752            595,237
                                                 -----------        -----------

           Total assets                           23,114,417         17,129,984
                                                 -----------        -----------

LIABILITIES:

  Contributions refund payable                        15,342                  -
                                                 -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                $23,099,075        $17,129,984
                                                 ===========        ===========

The accompanying notes are an integral part of these financial statements.

BUCKLE 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                           2004             2003
                                                       -----------      -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Net appreciation (depreciation) in fair value
      of investments (Note D)                          $ 4,893,115      $(3,106,671)
    Interest and dividends                                 329,381          225,172
                                                       -----------      -----------
                                                         5,222,496       (2,881,499)
                                                       -----------      -----------

  Contributions:
    Employees                                            1,556,765        1,581,779
    Employer                                               563,553          595,237
                                                       -----------      -----------
                                                         2,120,318        2,177,016
                                                       -----------      -----------

           Total                                         7,342,814         (704,483)
                                                       -----------      -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                          1,336,361        1,016,687
  Administrative expenses                                   37,362           37,818
                                                       -----------      -----------

           Total                                         1,373,723        1,054,505
                                                       -----------      -----------

NET INCREASE (DECREASE)                                  5,969,091       (1,758,988)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     17,129,984       18,888,972
                                                       -----------      -----------

  End of year                                          $23,099,075      $17,129,984
                                                       ============     ===========

The accompanying notes are an integral part of these financial statements.

BUCKLE 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2004 AND 2003
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Buckle 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. It was established February 1, 1986 and last amended November 17, 2003. The Plan administrator is The Buckle, Inc. (the "Company"). Wells Fargo Financial serves as the Plan trustee and recordkeeper in fiscal 2003. ABN-AMRO Asset Management served as the Plan trustee and recordkeeper in fiscal 2002.

      CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary, as defined, through February 1, 2003. Subsequent to February 1, 2003, participants may contribute from 2% to 50% of their salary, as defined. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $563,553 and $595,237 during the years ended January 31, 2004 and 2003, respectively. Participants direct the investment of all contributions into various investment options by the Plan. Contributions are subject to certain Internal Revenue Code limitations.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary contribution, (b) Plan earnings (losses), and (c) forfeiture of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. This includes a $30 annual charge to each participant's vested balance for administrative expenses which is withheld in the amount of $7.50 per quarter from participants' earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The remainder of their accounts vest over a six-year period, as shown:

                                                        PERCENT
        YEARS OF SERVICE                                 VESTED
        Two                                                20%
        Three                                              40%
        Four                                               60%
        Five                                               80%
        Six                                               100%

      Years of service for vesting purposes requires working 1,000 hours or more during the Plan year.

      PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. At January 31, 2004, interest rates range from 5.25% to 10.5%. Principal and interest are paid ratably through bi-weekly payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, annual installments over a five-year period, or payment in the form of an annuity.

      FORFEITED ACCOUNTS - Forfeitures of terminated participants' nonvested accounts are allocated to the individual accounts of participants remaining in the Plan, and were $46,046 and $63,461, respectively, during the years ended January 31, 2004 and 2003.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The mutual funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. The collective trust fund is stated at estimated fair value based on the redemption value of the underlying funds as determined by the trustee. Money market accounts are recorded at the cash equivalent amount which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

      The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Services Agreement.

      PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

C.    TAX STATUS

      The Plan obtained its latest tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

D.    INVESTMENTS

      The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2004 and 2003.

                                                                          2004              2003
INVESTMENTS AT ESTIMATED FAIR VALUE:
  Stable Value Fund - The ANB-AMRO Income Plus Fund                    $        -        $2,700,227
  Stable Value Fund - Wells Fargo Collective Stable Return Fund         2,785,672                 -

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
  Growth and Income Fund:
    Washington Mutual Investors Fund                                            -         2,615,279
  Growth Fund:
    Montag Caldwell Growth N Fund                                               -         2,567,214
  Balanced Fund:
    The America Funds Group - The Income Fund of America                1,640,232         1,115,522
  The Buckle Stock Fund:
    The Buckle, Inc.                                                    3,482,005         2,319,247
  International Equity Fund:
    The American Funds Group - Europacific Growth Fund                          -         2,016,491
  Emerging Growth Fund:
    Van Kampen Emerging Growth                                                  -         1,221,928
  Large Value Fund:
    Van Kampen Comstock                                                 3,637,424                 -
  Large Blend Fund:
    Federated Capital Appreciation                                      3,446,485                 -
  Large Growth Fund:
    Wells Fargo Large Company Growth                                    1,778,000                 -
  Foreign Large Value Fund:
    Franklin Templeton Foreign                                          2,560,150                 -
  Participant loans                                                       887,146           901,654

      During the years ended January 31, 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $4,893,115 and ($3,106,671), respectively, as follows:

                                                          YEARS ENDED JANUARY 31,
                                                      ------------------------------
                                                         2004               2003
                                                      ----------        ------------
Net Change in Fair Value
Investments at Fair Value as Determined by Quoted
  MARKET PRICE:
    Common stock                                      $1,183,458         $  (483,747)
    Mutual Funds                                       3,592,990          (2,752,217)

INVESTMENTS AT ESTIMATED FAIR VALUE:
  Collective trust fund                                  116,667             129,293
                                                      ----------        ------------

Net change in fair value                              $4,893,115         $(3,106,671)
                                                      ==========        ============

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

F.    RELATED PARTY TRANSACTIONS

      Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest. Certain Plan investments are managed by Wells Fargo Financial. Wells Fargo Financial is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

BUCKLE 401(K) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(I)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
JANUARY 31, 2004
--------------------------------------------------------------------------------

                                 COLUMN B                                             COLUMN C                COLUMN E
                                                                             DESCRIPTION OF INVESTMENT,
                                                                             INCLUDING COLLATERAL, RATE
                       IDENTITY OF ISSUE, BORROWER,                          OF INTEREST, MATURITY DATE,      CURRENT
                          LESSOR OR SIMILAR PARTY                               PAR OR MATURITY VALUE          VALUE
THE BUCKLE, INC.:
  *The Buckle Stock Fund                                                           135,223 shares            $ 3,482,005

BALANCED FUND:
  The American Funds Group - The Income Fund of America                             94,866 shares              1,640,232

FIXED INCOME FUND:
  Wells Fargo Intermediate Government Income Fund                                   6,997 shares                  78,719
  Goldman Sachs Core Fixed Income                                                   17,255 shares                175,139

LARGE VALUE FUND:
  Van Kampen Comstock                                                              222,472 shares              3,637,424

LARGE BLEND FUND:
  *Wells Fargo Index                                                                14,703 shares                667,810
  Federated Capital Appreciation                                                   142,830 shares              3,446,485

LARGE GROWTH FUND:
  *Wells Fargo Large Company Growth                                                 38,855 shares              1,778,000

SMALL VALUE FUND:
  *Wells Fargo Small Company Value                                                  17,981 shares                233,399

MID-CAP GROWTH FUND:
  Lord Abbett Growth Opportunities                                                  11,726 shares                219,385

FOREIGN LARGE VALUE FUND:
  Franklin Templeton Foreign                                                       234,876 shares              2,560,150

WORLD STOCK FUND:
  Oppenheimer Global                                                                15,658 shares                827,213

STABLE VALUE FUND:
  *Wells Fargo Collective Stable Return Fund                                        78,986 shares              2,785,672

TARGETED MATURITY FUND:
  *Wells Fargo Outlook Today                                                        4,018 shares                  41,068
  *Wells Fargo Outlook 2010                                                          990 shares                   12,057
  *Wells Fargo Outlook 2020                                                          163 shares                    2,105
  *Wells Fargo Outlook 2030                                                          479 shares                    6,436
  *Wells Fargo Outlook 2040                                                          572 shares                    8,220

                                                                             Maturing from March 2004 to
                                                                            June 2019, interest rates of
*PARTICIPANT LOANS                                                                 5.25% to 10.5%               887,146
                                                                                                           ------------

                                                                                                           $ 22,488,665
                                                                                                           ============

* Party-In-Interest.

                                                                       EXHIBIT A


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statements No. 333-82448, No. 333-70633, No. 333-70641 and No. 33-70643 of The Buckle, Inc. on
Forms S-8 of our report dated July 28, 2004, appearing in this Annual Report on Form 11-K/A of the Buckle 401(k) Plan for the year ended January 31, 2004.







DELOITTE & TOUCHE LLP

Omaha, Nebraska
December 3, 2004